Bryan K. Brown Partner {713} 226-6691 Phone {713} 226-6291 Fax bbrown@porterhedges.com	RELIANT ENERGY PLAZA 1000 Main Street, 36th Floor Houston, Texas 77002 Telephone {713} 226-6000 Telecopier {713} 228-1331 porterhedges.com
November 14, 2007
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Attention:	Carmen Moncada-Terry
Attorney-Adviser

Re:	Grey Wolf, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2007
File No. 001-8226
Dear Ms. Moncada-Terry:
     I am writing on behalf of Grey Wolf, Inc. (the “Company”). Per our conversation, the Company is currently completing its review of the information necessary to respond to the staff’s comment letter dated September 26, 2007, and will submit a response to the staff’s comments on the above referenced filing by November 21, 2007.
     In the interim if the staff has questions, please contact the undersigned at 713-226-6691 (phone) or 713-226-6291 (fax) or by e-mail at bbrown@porterhedges.com.

Very truly yours, /s/ Bryan K. Brown Bryan K. Brown

BKB/an
cc:	David Wehlmann, Grey Wolf, Inc.
Nick Nicholas {of the Firm}